March 25, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC	20549

Re:	Delta Natural Gas Company, Inc.

Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008

Definitive Proxy Statement
Filed October 8, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 7, 2009

File No. 000-08788

Dear Mr. Owings:

          This letter is in response to your letter dated March 17, 2009, which related to your staff’s review of Delta’s June 30, 2008 Form 10-K, 2008 Definitive Proxy Statement and Form 10-Q for the quarter ended September 30, 2008.

          We believe our June 30, 2008 Form 10-K, 2008 Definitive Proxy Statement and September 30, 2008 Form 10-Q are accurate and compliant in all material respects. We appreciate the staff comments, which add clarity and increase the transparency of our disclosures. We will comply with the staff’s comments in future filings, as applicable and described more fully below. This letter documents our specific response to and planned action on the items mentioned in your letter. Responses have been underlined to highlight the revision.

General

1.

Your website does not appear to include all of the section 16 forms that have been filed within the last 12 months with respect to your equity securities nor is there a hyperlink clearly captioned that leads directly to such section 16 forms or a list of them. Please revise your website accordingly. See Securities Exchange Act Section 16(a), Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230 (May 7, 2003).

Response:

On our corporate website, the page labeled “financials” contained a hyperlink titled “DGAS SEC filings” which led directly to all SEC filings, including any section 16 forms. We believed that this hyperlink satisfied the spirit of the posting requirements in Securities Exchange Act Rule 16a-3(k), and Securities Release 33-8230 (May 7, 2003). In addition, the Form 5’s were posted on the “financials” web page labeled “Beneficial Ownership Report”. We launched a new website on March 13, 2009 and responsive to your request for additional clarity, it now includes all of the section 16 forms that have been filed since January 1, 2008 on the “investor relations” page in addition to the previously included “DGAS SEC filings” hyperlink.

Form 10-K for the Fiscal Year Ended June 30, 2008

Business, page 2

2.

We note that you operate through two segments, but in several instances your disclosure does not appear to indicate the segment to which the discussion applies. For example, your disclosure on pages two and three under the subheading “Distribution and Transmission of Natural Gas” appears to include elements that apply to both segments, but there is no definitive indication as to which segment each portion of the discussion relates. Please revise.

Response:

We will incorporate the SEC Staff comments into our Form 10-K for the fiscal year ending June 30, 2009. Based on the SEC comments the following is a revision of the disclosure on page two and three of our Form 10-K for the fiscal year ended June 30, 2008:

Distribution and Transmission of Natural Gas

The economy of our service area is based principally on coal mining, farming and light industry. The communities we serve typically contain populations of less than 20,000. Our three largest service areas are Nicholasville, Corbin and Berea, Kentucky. In Nicholasville we serve approximately 8,000 customers, in Corbin we serve approximately 6,000 customers, and in Berea we serve approximately 4,000 customers.

Factors that affect both our regulated and non-regulated revenues include the rates we charge our customers, our supply cost for the natural gas we purchase for resale, economic conditions in our service areas, weather and competition.

During fiscal 2008, we received an order from the Kentucky Public Service Commission which granted us an increase in the base rates we charge our regulated customers. The order was the result of a settlement agreement we reached with the Kentucky Attorney General in our rate case. The increased rates are designed to generate an additional $3,920,000 in revenue. The increase in rates helped to offset the impact of declining customer usage due to conservation and efficiency, a trend we have experienced the past several years. Some of the communities we serve continue to expand, resulting in growth opportunities for us. Industrial parks have been developed in our service areas, which could result in additional growth in industrial customers as well.

Although the Kentucky Public Service Commission permits us to pass through to our regulated customers changes in the price we must pay for our gas supply, increases in our rates to customers may cause our customers to conserve or to use alternative energy sources.

Our regulated sales are seasonal and temperature-sensitive, since the majority of the gas we sell is used for heating. Variations in the average temperature during the winter impact our revenues year-to-year. The Kentucky Public Service Commission, through our tariff, permits us to adjust the rates we charge our regulated customers in response to winter weather that is warmer or colder than normal temperatures.

We compete with alternate sources of energy for our regulated distribution customers. These alternate sources include electricity, coal, oil, propane and wood. Our non-regulated subsidiaries, which sell gas to industrial customers and others, compete with natural gas producers and natural gas marketers.

Our larger regulated and non-regulated customers can obtain their natural gas supply by purchasing directly from interstate suppliers, local producers or marketers and arranging for alternate transportation of the gas to their plants or facilities. These customers may undertake such a by-pass of our distribution system in order to achieve lower prices for their gas service. Our larger customers who are in close proximity to alternative supplies would be most likely to consider taking this action. Additionally, some of our industrial customers are able to switch economically to alternative sources of energy. These are competitive concerns that we address by utilizing our non-regulated segment to offer these customers gas supply at competitive market based rates.

Some natural gas producers in our service area can access pipeline delivery systems other than ours, which generates competition for our transportation services. We continue our efforts transport natural gas that is produced in reasonable proximity to our transportation facilities through our regulated segment.

As an active participant in many areas of the natural gas industry, we plan to continue efforts to expand our gas distribution system and customer base. We continue to consider acquisitions of other gas systems, some of which are contiguous to our existing service areas, as well as expansion within our existing service areas. We continue to consider the construction, expansion or acquisition of additional transmission, storage and gathering facilities to provide for increased transportation, enhanced supply and system flexibility.

We anticipate continuing our non-regulated gas production and marketing activities and intend to pursue and increase these activities wherever practicable.

A single customer, Citizens Gas Utility District, provided $17,087,000, $9,843,000 and $15,422,000 of non-regulated revenues during 2008, 2007 and 2006, respectively, although there is no assurance that revenues from them will continue at these levels. See Note 14 in Notes to Consolidated Financial Statements, in Item 8.

3.

We note that there appears to be little or no discussion regarding the business of your wholly-owned subsidiary, Enpro, Inc. and how that business impacts your non-regulated segment. To the extent material, please revise your discussion to address the elements of Enpro’s business as they apply to your non-regulated segment. See Item 101(c) of Regulation S-K.

Response:

Pursuant to Regulation S-K Item 101(C) (1)(i), we have not considered the operations of Enpro, Inc. to be material. Therefore, we have not addressed in detail how Enpro’s activities impact the non-regulated segment. We will continue to assess the materiality of Enpro’s activities and disclose as appropriate in our Form 10-K for the fiscal year ending June 30, 2009.

The following table sets forth Enpro’s consolidated operating revenues and their impact on both the non-regulated segment and Delta’s consolidated revenues for the three most recent fiscal years:

Consolidated Operating Revenues*	2008	2007	2006

Enpro, Inc.	$277,000	$164,000	$147,000

Non-Regulated Segment	$50,419,000	$41,026,000	$48,406,000
percent of Enpro to total	0.5%	0.4%	0.3%

Consolidated Total	$112,657,000	$98,168,000	$117,247,000
percent of Enpro to total	0.2%	0.2%	0.1%
* excludes intersegment revenues

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

4.

We note that in the eighth paragraph on page 2 you make reference to experiencing a trend of declining customer usage due to conservation and efficiency, but you provide no assessment of the potential impact of this trend. We also note that this trend is referenced on page 12 of your Form 10-Q for the quarterly period ended September 30, 2008, but no further assessment is provided. Further, we note that no additional trends are identified. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. When a trend is identified, please note your discussion should include an assessment of whether the trend will have, or is reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. For additional guidance please refer to SEC Releases 33-6835 (May 18, 1989), 33-8056 (January 22, 2002), and 33-8350 (December 19, 2003).

Response:

In our 2008 10-K, our intention was to highlight that we have experienced a trend of declining customer usage which poses a risk for future results of operations. However, as disclosed, that risk is mitigated by the fact that we have the ability to go before the Kentucky Public Service Commission to seek a rate increase. Additionally, we have a newly implemented conservation and efficiency program which allows for recovery of lost sales attributable to customer conservation and efficiency. Note 15 of Notes to Consolidated Financial Statements further discusses the conservation and efficiency program as follows:

In July, 2008, the Kentucky Public Service Commission approved in Case No. 2008-00062 our request to implement a conservation and efficiency program for our residential customers. The program provides for us to perform energy audits and promote conservation awareness, and it also provides rebates on the purchase of certain high-efficiency appliances. The program helps to align our interests with our residential customers by reimbursing us for the margins on lost sales due to the program and providing incentives for us to promote customer conservation. Our rates will be adjusted annually to recover the costs incurred under these programs, including the reimbursement of margins on lost sales and the incentives provided to us.

Therefore, we do not feel that this trend will have a material impact on our liquidity or results of operations. For our subsequent filings we will evaluate this statement, and if it is determined that it is reasonable likely that this trend will have a material impact on our liquidity, capital resources or results of operations, we will disclose accordingly.

For both our June 30, 2008 Form 10-K and our September 30, 2008 Form 10-Q we identified no additional trends which are reasonably likely to have a material impact on our liquidity, capital resources or results of operations. We will continue to monitor for such trends and disclose in future filings if a trend is identified and determined to be reasonable likely to have a material impact on our liquidity, capital resources or results of operations.

Results of Operations, page 20

5.

Your disclosure under the subheadings “Operations and Maintenance” and “Depreciation and Amortization” on page 22 appears to be in reference to financial information set forth in your Consolidated Statements of Income, but the disclosure includes no such reference nor does it provide the fiscal years to which the information applies. Please revise. See Commission Statement about Management’s Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release No. 8056, Part II (January 22, 2002).

Response:

The information disclosed for Operations and Maintenance and Depreciation and Amortization pertain to our June 30, 2008 Consolidated Statement of Income. Our Form 10-K for the fiscal year ended June 30, 2009 will reference our Consolidated Statements of Income and the periods of time to which the discussion relates.

Item 9A. Controls and Procedures, page 23

6.

We note your disclosure that your “Chief Executive Officer and Chief Financial Officer, concluded that [your disclosure] controls and procedures are effective in providing reasonable assurance that the information requiring disclosure is recorded, processed, summarized, and reported within the time frame specified by the SEC’s rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding disclosure. See Exchange Act Rule 13a-15(e).

Response:

We will incorporate the SEC Staff comments into our Form 10-K for the fiscal year ending June 30, 2009. Based on the SEC comments the following is a revision to the first two paragraphs of Item 9A Controls and Procedures disclosed on page twenty-three of our Form 10-K for the fiscal year ended June 30, 2008:

Disclosure controls and procedures are our controls and other procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”) is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2008, and, based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in providing reasonable assurance of compliance.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 15

7.

We note your disclosure in the first full paragraph on page 16 that you consider “employment market information provided by compensation consultants”, among other things, in establishing salaries for your executive officers. If you engage in benchmarking in setting this amount, please identify the benchmark and its components, including component companies. See Items 402(b)(1)(v) and 402(b)(2)(xiv) of Regulation S-K.

Response:

We did not engage in benchmarking to establish salaries paid to our executive officers during fiscal 2008.

Retirement Benefits

8.

We note your disclosure on page 20 regarding the supplemental retirement agreement with Mr. Jennings. Please discuss, with a view towards disclosure, how this element of Mr. Jennings’ compensation fits into your overall compensation objectives and how it affects decisions regarding other compensation elements paid to Mr. Jennings or any of your other executive officers. See Item 402(b)(1)(vi) of Regulation S-K.

Response:

We will incorporate the SEC Staff comments into our 2009 Definitive Proxy Statement. Based on the SEC comments, the following is a revision that supplements our disclosure of Retirement Benefits on page twenty of our 2008 Definitive Proxy Statement.

The Board of Directors, upon the recommendation of the Corporate Governance and Compensation Committee, established the supplemental retirement agreement with Mr. Jennings in 2005 to restore benefits that executives lose due to qualified employee benefit plan limitations. The committee provided the benefit to Mr. Jennings in consideration of services currently rendered by him on behalf of the Company, as well as providing an inducement for Mr. Jennings to provide future valuable services until retirement. The Committee believes that the supplemental retirement agreement, together with the other elements of Mr. Jennings’s compensation, achieves the goal “to provide fair and appropriate levels of compensation that will ensure our ability to attract and retain a competent and energetic management team” (paragraph 3, page 15 of the Proxy). The supplemental retirement agreement did not impact other compensation elements for him or other executive officers.

Potential Payments Upon Termination or Change in Control, page 20

9.

We note your disclosure regarding change in control agreements with your executive officers and the termination provisions of Mr. Jennings’ employment agreement. Please revise to explain why you structured the material terms and payment provisions of these change in control and termination arrangements as you did. See Item 402(b)(1)(vi) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/

corpfin/guidance/execcompdisclosure.htm) October 9, 2007.

Response:

We will incorporate the SEC Staff comments into our 2009 Definitive Proxy Statement. Based on the SEC comments, the following is a revision that supplements our disclosure for Potential Payments Upon Termination Or Change In Control on page twenty of our 2008 Definitive Proxy Statement:

Recognizing that our executives’ contributions to our growth and success have been significant, our Board of Directors wished to provide for the continued employment of the executives in order to encourage and reinforce the continued attention and dedication of the executives as members of our management. In order to formalize our Board’s wishes for continued employment of the executives, we have entered into agreements with each of our officers. All of the agreements provide for payments to the officer in the event that his employment terminates after a change in control. Our Board deemed that we are at risk of losing our executives in the event of a change in control and the payments, as structured, provide incentive to the officer to continue his employment throughout such a transition period. The change in control provision in these agreements also provides incentive to the successor company to retain the present executives. The agreements also all include a non-compete provision which protects us from certain business risks such as threats from competitors, loss of confidentiality or trade secrets and solicitation of customers and employees. Our Board believes that the importance of the benefits provided by such agreements increases with position and level of responsibility; therefore, in addition to the material terms previously discussed, our agreement with Mr. Jennings also defines our right to terminate the employment relationship with him and provides for payments to be made to him if he is terminated in violation of the terms of the agreement at any time during the employment agreement period. As previously discussed, the intent of our compensation program is to help us attract and retain the appropriate executive talent. Our Board believes, in addition to protecting us from certain business risks, the employment agreement helps retain Mr. Jennings by providing a competitive employment arrangement with respect to a change in control or termination without cause.

In response to your comments, Delta acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/John B. Brown

John B. Brown

Chief Financial Officer, Treasurer

and Secretary